Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 3 DATED DECEMBER 4, 2015
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 19, 2015 and Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of November 2015, we accepted investors’ subscriptions for, and issued, a total of approximately 2.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $20.8 million, consisting of approximately 2.0 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $19.7 million, and approximately 112,500 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.1 million. As of November 30, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 38.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $384.1 million (including shares issued pursuant to our distribution reinvestment plan). As of November 30, 2015, approximately 261.3 million shares of our common stock remained available for sale in the offering for approximately $2.6 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2016, we may extend the offering as permitted under applicable law. Notwithstanding the foregoing, we reserve the right to terminate this offering at any time. Our board of directors will continue to evaluate the timing for the close of the offering, and currently expects the offering to close during the first half of 2016. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 113 of the prospectus:
As of November 30, 2015, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 29 properties, acquired for an aggregate purchase price of $869.5 million, located in 17 states, consisting of one multi-tenant and 28 single tenant properties, comprising approximately 8.8 million gross rentable square feet of corporate office and industrial space. As of November 30, 2015, these properties were 100% leased and had a weighted average lease term remaining of 11.0 years. We did not acquire any properties between November 18, 2015 and November 30, 2015. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

CCIT2-SUP-3D